Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed the pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053


                [Presentation posted by UPM-Kymmene Corporation
                       on its web site on March 14, 2000]

[Slide 1]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

[Slide 2]

                                  [Logo of UPM]

                              Jan-Henrik Kulp, CFO

                                   March, 2000

[Slide 3]

                        FOCUS ON CORE BUSINESSES - SALES

[Two pie charts representing the following information:

                                                  1996

Sold business and Closed businesses               EUR 2.3 billion

Business still a part of the company              EUR 6.4 billion

Total: EUR 8.7 billion

                                      1999

Printing Papers                       56%

Wood Products                         15%

Converting Materials                  21%

Others                                8%

Total: EUR 8.3 billion

Synergy benefits of EUR 300 million achieved]



[Slide 4]

                                                 PAPER PRODUCTION

[Bar graph representing the following information:

                  Paper production        Capacity utilization of paper machines
                  (1000 tonnes)                           (%)

I/96              1556                                    84

II/96             1391                                    82

III/96            1594                                    86

IV/96             1593                                    88

I/97              1766                                    93

II/97             1701                                    95

III/97            1841                                    96

IV/97             1890                                    98

I/98              1951                                    97

II/98             1870                                    96

III/98            1944                                    94

IV/98             1733                                    87

I/99              1747                                    85

II/99             1758                                    88

III/99            2002                                    94

IV/99             1987                                    95]

[Slide 5]

                                STRONG CASH FLOW

[Bar graph representing the following information (MEUR):

            Operative capex.   Strategic capex    Depreciation      Cash flow*)

88                259               843               240               723

89                418               753               323               607

90                469               1115              398               533

91                407               317               453               161

92                297               262               497               335

93                270               58                533               525

94                416               170               531               851

95                448               379               523               1162

96                494               521               545               931

97                299               1025              541               1244

98                394               297               578               1607

*) Cash flow = Net income + depreciation]



[Slide 6]

                              USE OF CASH 1996-1999

[Bar graph representing the following information:

EUR million

Cash from operations       4487

Asset sales                2285

Capex                      -2541

Acquisitions               -1080

Dividends                  -943

Share repurchase  -526

Other                      -264

Debt reduction             -1418

Result: Gearing

1995     112

1996     104

1997     93

1998     74

1999     55]

[Slide 7]

                  NET INTEREST-BEARING LIABILITIES AND GEARING

             Net Interest Bearing Liabilities (MEUR)               Gearing (%)

90                            4515                                     150

91                            5393                                     200

92                            6023                                     225

93                            5613                                     196

94                            4978                                     156

95                            4358                                     112

96                            4320                                     104

97                            4252                                     93

98                            3739                                     74

99                            2940                                     55]



[Slide 8]

                           STRONG FINANCIAL RESOURCES

[Table stating the following:

Asset item                           Book value    Market value   Difference
EUR, million

Energy companies                        538         1, 077            539

Real estates and housing                124            269            145

Listed companies                        216          2,235*)        2,019

Total                                   878           3581           2703

*) 10.3.2000]



[Slide 9]

                             RETURN ON EQUITY (EUR)

     Excl. Cap gains          Target (10 year bond + 5%)          ROE

90                                      16.8                      3.3

91                                      16.5                      0

92                                      15.7                      0

93                                      14.7                      0

94                                      12.2                      12.9

95       20.7                           13.6                      22

96       8.3                            11.1                      10.4

97       10.4                           11                        16.6

98       13.4                           9.93                      21.8

99       10.9                           9.93                      19.2]

[Slide 10]

                            EARNINGS PER SHARE (EUR)

                    Excl. Capital gains       Capital gains, net

90                         0.28                      0.13

91                         -1.69                     0.03

92                         -1.03                     0.04

93                         -0.25                     0.2

94                         1.28                      0.17

95                         2.6                       0.16

96                         1.14                      0.31

97                         1.64                      0.98

98                         2.34                      1.48

99                         2.13                      1.63]



[Slide 11]

                               DIVIDEND PER SHARE

[Bar graph representing the following information:

         Dividend per share (EUR)

90       0.23

91       0.11

92       0.06

93       0.15

94       0.37

95       0.76

96       0.76

97       0.93

98       1.09

99       1.25]

[Slide 12]

                  TOTAL SHAREHOLDER RETURN ON UPM-KYMMENE SHARE

[Bar graph representing the following information:

88       1000

89       833

90       629

91       582

92       610

93       1126

94       1154

95       1112     1000

96       1342     1230

97       1548     1437

98       2016     1907

99       3259     3154

Total Shareholder Return

11 years     11.3%

4 years      33.3%]



[Slide 13]

                              WHY THE NEW CHAMPION

o        Consistent and supportive with strategy formulated in 1996

o        Improved profitability

o        Strong - truly global forest product company



[Slide 14]

The merging companies have an excellent strategic fit for each other

o        Same core businesses and product lines

o        Parallel strategic intent



[Slide 15]

                     WORLDWIDE PRODUCT LINES PULP AND PAPER

[Table stating the following:

                                Europe                  N-America                S-America                 Total
                           UPM       Champion      UPM        Champion        UPM        Champion

Publication papers         5330                    460          740                         190             6720

Business papers            1950                                 1700                        380             4030

Converting materials       850                                  480                                         1330

Paper and board,           8130                    460          2920                        570             12080
total

Chemical pulp,             2900                                 2790                        340             6030
total

Paper, board               11030                   460          5710                        910             18110]
and pulp total

[Slide 16]

Strategy to increase shareholder value

o        Increase shareholder value as principal goal

o        Focus on core businesses

o        Intensive co-operation with global and local customers

o        Emphasis on profitability and financial discipline

o        Responsible corporate citizen

o        Take advantage of global growth opportunities



[Slide 17]



Strengths

o        Global presence - production and sales

o        Good long term customer relationships

o        Efficient production capacity

o        Economies of scale

o        High level of vertical integration

o        Integration of know-how and cultures